UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

____________

FORM 11-K
____________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 001-00368

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
____________

PN:001

CHEVRON
EMPLOYEE SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020 AND 2019

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firms *	1 - 3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	5
Notes to Financial Statements	6 - 15
Supplemental Schedule:

Schedule of Assets (Held at End of Year)	16 - 23
Exhibits	24
Signature	25
Exhibit 23.1 - Consent of Grant Thornton LLP
* 2019 Plan Year audit report is a copy of the original

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Chevron Employee Savings Investment Plan
Opinion on the financial statements
We have audited the accompanying statement of net assets available for benefits of Chevron Employee Savings Investment Plan (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. The financial statements of the Plan as of December 31, 2019 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated June 18, 2020.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedule, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2020 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2021.
Seattle, Washington
June 22, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM *

Plan Participants and Plan Administrator
Chevron Employee Savings Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Chevron Employee Savings Investment Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets held as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

We have served as the Plan's auditor since 2007.

Alameda, California
June 18, 2020

* Copy of original Plan Year 2019 opinion

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2020 AND 2019
(thousands of dollars)

	2020	2019

Assets

Investments - at fair value:
Chevron Corporation common stock	$4,419,362	$6,556,685
Registered investment companies	4,094,473	4,175,180
Fidelity BrokerageLink	365,368	294,967
Collective investment funds	7,963,576	7,100,297
Separate Account	423,409	502,147
Total investments	17,266,188	18,629,276

Transfer due from Pasadena Refining System Inc. Employees' Savings Plan	—	34,522
Notes receivable from participants	106,453	111,230
Due from broker for securities sold	248	3,461

Total assets	17,372,889	18,778,489

Liabilities	—	—

Net assets available for benefits	$17,372,889	$18,778,489
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2020
(thousands of dollars)

Additions

Contributions:
Employer contributions	$281,584
Participant contributions	358,769
Participant rollovers	142,384
Total contributions	782,737

Investment income / (loss)
Net change in fair value of investments	(481,537)
Dividends	408,752
Interest	15,676
Total investment loss	(57,109)

Interest on notes receivable from participants	4,313

Total additions	729,941

Deductions

Distribution to participants	2,131,115
Administrative fees	4,426
Total deductions	2,135,541

Net change	(1,405,600)

Net assets available for benefits:
Beginning of year	18,778,489

End of year	$17,372,889
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 1 - Description of the Plan

The following description of the Chevron Employee Savings Investment Plan (ESIP or the Plan) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under section 4975(e)(7) of the Code.

Plan Sponsor/Administrator. Chevron Corporation (the Corporation) is the Plan Sponsor and the Plan Administrator of the ESIP. It has the authority to appoint one or more trustees to hold the assets of the Plan and to appoint a recordkeeper. In its capacity as fiduciary, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility. Employees of the Corporation and each other participating company (Company) or employees who are represented by a labor organization that has bargained for and agreed to participation in the Plan are eligible to join the Plan if they are on the U.S. payroll.

Contributions. Participants may contribute up to 75 percent of regular pay as combined basic (1 or 2 percent) and supplemental (up to 73 percent) contributions. For 2020, the maximum contribution amount on a before-tax and Roth 401(k) basis was the annual Code limit of $19,500 for participants under age 50 and $26,000 for participants age 50 and up. The Plan has a fixed match feature. The Company will match 4 percent of regular pay on the first 1 percent of the participant’s basic contribution to the Plan or 8 percent of regular pay on the first 2 percent of the participant’s basic contribution to the Plan. Both participant and company match contributions to the Plan ceased when a participant reached regular pay of $285,000 for the year 2020.

The Company matching contribution is made in cash and allocated according to the participants’ current payroll deduction distribution elections. Participants may elect to receive dividends on shares in their Chevron Stock and Chevron ESOP accounts as a taxable distribution or reinvest the dividends into their Chevron Stock account.

Vesting. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 1 - Description of the Plan (Continued)

Participant Accounts. Contributions are invested in various investment options offered within the Plan. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax, after-tax, or Roth 401(k) basis.

Trustee. Fidelity Management Trust Company and Fidelity Workplace Services, LLC are the Plan’s trustee and the recordkeeper, respectively (collectively referred herein as Fidelity). Fidelity also performs the custodial and administrator functions for the Dodge & Cox Income Separate Account (Separate Account). The trustee has the authority to manage the assets of the Plan in accordance with the terms of the service agreements.

Notes Receivable from Participants. The Plan loan provision allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their total account balance or the value of the account(s) used to fund the loan. The minimum loan is $1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a loan to purchase the participant’s principal residence is 25 years. Loans bear a reasonable fixed rate of interest. Interest rates charged during 2020 and 2019 ranged from 2.23% to 9.50%. Most loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants’ accounts. Notes receivable from participants totaled $106,453,463 and $111,230,223 as of December 31, 2020 and 2019, respectively.

Plan Termination. The Corporation expects to continue the ESIP indefinitely but has the authority to amend or terminate the ESIP at any time. In the event of a plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 1 - Description of the Plan (Continued)

Benefit Payment / Distribution. At the request of the participant, distributions can be received in installment payments, partial distribution, or single lump-sum payment, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment.

Plan Expenses. In accordance with the Department of Labor’s (DOL) rules under ERISA section 408(b)(2), total all-in fees are disclosed by the service provider. In accordance with these DOL rules, recordkeeping and trustee fees are unbundled and paid by the participants. Other administrative expenses relating to the Plan, including audit fees and participant education retirement services are paid by the Plan to the extent Plan forfeiture funds or Interest Credit Account funds are sufficient. If not, such fees are paid by the Corporation. Certain Chevron employee labor and administrative costs for Plan-related services are being reimbursed to the Corporation by the Plan.

Cares Act. Chevron has implemented certain benefit plan provisions of the March 2020 Coronavirus Aid, Relief, and Economic Security Act (CARES). The CARES Act includes funding relief for defined benefit plan sponsors, distribution and plan loan changes for participants and beneficiaries, and delay of minimum required distributions otherwise required in 2020.

The following provisions of the CARES Act were implemented.

•Added an in-service withdrawal option for “coronavirus-related distributions” of up to $100,000. Participants may repay all or a portion of distributions within three years, and repayments will not count towards annual contribution limits. Distributions under this option will not have tax withheld, and for those under 59 ½, will not be subject to a 10% early withdrawal penalty.
•Increased limits on plan loans to $100,000 (from $50,000); or 100% (from 50%) of the present value of the participant’s vested benefit, during the 180-day period from 3/27/2020 – 9/23/2020.
•Waived required minimum distributions (RMD) otherwise due to be made in 2020.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 1 - Description of the Plan (Continued)

Plan Merger. Effective December 31, 2019, the Pasadena Refining System, Inc. Employees Savings Plan (PRSI Plan) merged into the Plan. Total investments of $35,692,606 and notes receivable from participants of $645,075 were transferred from the PRSI Plan to this Plan as of December 31, 2019. Of the total investments transferred by T. Rowe Price Trust Company (trustee of the PRSI Plan), $1,816,001 in TRP Stable Value N Fund was received by Fidelity as of December 31, 2019, and $33,876,605 in various Target Date Retirement Funds according to the Transfer Instructions were physically received by Fidelity on January 2, 2020.

NOTE 2 - Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

Basis of Accounting. The financial statements of the ESIP are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition. Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. The valuation of the underlying securities in Fidelity Brokerage Link is determined by Fidelity Brokerage Service daily.

Net appreciation (depreciation) in fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation).

Realized gains (losses) on investments are based on sales proceeds less average cost. Sales and purchases between participants are included in realized gains (losses). Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan rules. There was no allowance for credit losses recorded in 2020 or 2019.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:
•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability; and
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:     Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 3 - Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

•Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.
•Preferred stock held in a separate account fund are derived from both dealer-supplied valuations and pricing models at year-end.
•Shares of registered investment companies are valued at the closing price reported on the active market on which the individual securities are traded.
•Corporate bonds held in a separate account fund are derived from both dealer-supplied valuations and pricing models at year-end.
•Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represents the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.
•Mortgage-backed securities held in a separate account fund are are valued on the basis of their future principal and interest payments discounted at prevailing interest rates for similar investments.
•U.S. government securities held in a separate account fund are derived from both dealer-supplied valuations and pricing models at year-end.
•Asset-backed securities are priced based on a compilation of primarily observable market information.
•Cash equivalents are valued at cost, which approximates fair value.
•Investments in Fidelity BrokerageLink hold shares of registered investment companies and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020 and 2019:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 3 - Fair Value Measurements (Continued)

	Investments at Fair Value (in thousands) as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Common stocks	$4,419,362	$—	$—	$4,419,362
Registered investment companies	4,094,473	—	—	4,094,473
Fidelity BrokerageLink	365,368	—	—	365,368
Collective investment funds	—	7,963,576	—	7,963,576
Separate Account:
Preferred stock	—	4,414	—	4,414
Corporate bonds	—	148,869	—	148,869
Mortgage backed securities	—	152,394	—	152,394
U.S. government securities	—	40,267	—	40,267
Asset-backed securities	—	20,901	—	20,901
Cash equivalents	—	33,487	—	33,487
Receivables	—	79,408	—	79,408
Liabilities	—	(56,331)	—	(56,331)
Total investments, at fair value	$8,879,203	$8,386,985	$—	$17,266,188

	Investments at Fair Value (in thousands) as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Common stocks	$6,556,685	$—	$—	$6,556,685
Registered investment companies	4,175,180	—	—	4,175,180
Fidelity BrokerageLink	294,967	—	—	294,967
Collective investment funds	—	7,100,297	—	7,100,297
Separate Account:
Preferred stock	—	4,486	—	4,486
Corporate bonds	—	177,232	—	177,232
Mortgage backed securities	—	172,487	—	172,487
U.S. government securities	—	102,496	—	102,496
Asset-backed securities	—	25,581	—	25,581
Cash equivalents	—	16,423	—	16,423
Receivables	—	4,580	—	4,580
Liabilities	—	(1,138)	—	(1,138)
Total investments, at fair value	$11,026,832	$7,602,444	$—	$18,629,276

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 4 - Investments

At December 31, 2020 and 2019, the following broad range of investment options were available to participants:

Core Funds

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Stock	Company Stock
Vanguard Federal Money Market Fund	Money Market
Vanguard Institutional Total Bond Market Index Trust	Fixed Income
Vanguard Short-Term Bond Index Fund	Fixed Income
Vanguard Institutional 500 Index Trust	Large-Cap Stock
Vanguard Institutional Extended Market Trust	Small & Mid-Cap Growth Stock
Vanguard Developed Markets Index Fund	International Stock
Vanguard REIT Index Fund	Real Estate
Vanguard Emerging Markets Stock Index Fund	International Stock
SSgA US Inflations Protected Bond Fund	Fixed Income

Target Date Retirement Funds

Fund Name	Fund Type
Vanguard Target Retirement Income Trust Select	Balanced
Vanguard Target Retirement 2015 Trust Select	Balanced
Vanguard Target Retirement 2020 Trust Select	Balanced
Vanguard Target Retirement 2025 Trust Select	Balanced
Vanguard Target Retirement 2030 Trust Select	Balanced
Vanguard Target Retirement 2035 Trust Select	Balanced
Vanguard Target Retirement 2040 Trust Select	Balanced
Vanguard Target Retirement 2045 Trust Select	Balanced
Vanguard Target Retirement 2050 Trust Select	Balanced
Vanguard Target Retirement 2055 Trust Select	Balanced
Vanguard Target Retirement 2060 Trust Select	Balanced
Vanguard Target Retirement 2065 Trust Select	Balanced

Supplemental Funds

Fund Name	Fund Type
Dodge & Cox Income Separate Account	Fixed Income
Vanguard PRIMECAP Fund	Large-Cap Growth Stock
Vanguard Value Index Fund	Large-Cap Value Stock
Capital Group EuroPacific Growth Trust	International Stock

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 4 - Investments (Continued)

Fidelity BrokerageLink

Through the Fidelity Brokerage Services, LLC, a participant may choose from approximately 10,000 mutual funds from Fidelity and other companies, and Exchange-Traded Funds that are not included in the core or supplemental investment funds. There is a no annual fee charged to participants who use this option. Within each fund offered in the Fidelity BrokerageLink, additional fees may be charged, either accrued within a fund’s pooled price or charged directly on deposits or withdrawals depending upon the investment.

NOTE 5 - Income Taxes

The Plan received a determination letter dated October 23, 2013 from the Internal Revenue Service (IRS) stating that the Plan is qualified with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this issuance of the determination letter, the Plan was restated and amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.

The Corporation has reviewed the Plan’s administrative procedures and is of the opinion that they are in accordance with technical compliance requirements of ERISA.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that would not meet the more likely than not standard and be-sustained upon examination by the IRS.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and December 31, 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

NOTE 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes, both positive and negative, in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 6 - Risks and Uncertainties (Continued)

During 2020, the global outbreak of the Cornavirus (COVID-19), which was declared a pandemic by the World Health Organization in March, has led to significant volatility in financial markets. The ultimate impact of COVID-19 on the Plan, which may be material, is uncertain and will depend on future developments, including the duration of the pandemic and the pace of economic recovery.

NOTE 7 - Related Party Transactions

Plan investments include a Separate Account managed by Fidelity and shares of common stock of the Corporation. Transactions with Fidelity, as the trustee and recordkeeper and the Corporation as the Plan Sponsor and Plan Administrator, qualify as party-in-interest transactions.

As of June 21, 2021, the price of the Corporation’s common stock was $106.05 per share which represents a 26% increase from the price of the common stock of $84.45 per share at year-end 2020.

NOTE 8 - Subsequent Events

The Plan has evaluated subsequent events through June 22, 2021, the date the financial statements were available to be issued.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2020
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

	COMMON STOCK
*	Chevron Corporation	Common Stock	52,330,817	$3,834,014	$4,419,362

	TOTAL COMMON STOCK			3,834,014	4,419,362

	REGISTERED INVESTMENT COMPANIES
	Vanguard PRIMECAP Fund		8,708,131		1,339,746
	Vanguard Federal Money Market Fund		1,017,889,477		1,017,889
	Vanguard Developed Markets Index Fund		22,044,496		525,320
	Vanguard Short-Term Bond Fund Index		20,555,238		223,435
	Vanguard REIT Index Fund		6,305,581		117,473
	Vanguard Emerging Market Stock Index Fund		2,226,053		234,648
	Vanguard Value Index Fund		13,703,062		635,959

	TOTAL REGISTERED INVESTMENT COMPANIES				4,094,472

*	FIDELITY BROKERAGELINK				365,368

	COLLECTIVE INVESTMENT FUNDS
	Capital Group EuropPacific Growth Trust		38,556,467		515,114
	Vanguard Institutional 500 Index Trust		15,714,872		3,224,535
	Vanguard Institutional Total Bond Market Index Trust		7,677,383		906,085
	Vanguard Institutional Extended Market Trust		7,005,882		1,523,709
	Vanguard Target Date Retirement Trust Select		1,609,112		66,682
	Vanguard Target Date Retirement Trust 2015 Select		2,194,597		93,775
	Vanguard Target Date Retirement Trust 2020 Select		5,684,784		255,474
	Vanguard Target Date Retirement Trust 2025 Select		7,060,572		328,528
	Vanguard Target Date Retirement Trust 2030 Select		4,655,901		221,435
	Vanguard Target Date Retirement Trust 2035 Select		3,793,617		184,294
	Vanguard Target Date Retirement Trust 2040 Select		3,326,838		164,712
	Vanguard Target Date Retirement Trust 2045 Select		3,221,628		161,983
	Vanguard Target Date Retirement Trust 2050 Select		2,359,517		118,755
	Vanguard Target Date Retirement Trust 2055 Select		1,231,079		61,911
	Vanguard Target Date Retirement Trust 2060 Select		684,313		34,455
	Vanguard Target Date Retirement Trust 2065 Select		313,311		9,481
	SSgA Inflation Prot Bond Index		5,683,265		92,649

	TOTAL COLLECTIVE INVESTMENT FUNDS				7,963,576

	SEPARATE ACCOUNT
	Preferred Stock
	Citigroup	Capital XIII Preferred Stock 7.875%	161,450		4,414

	Corporate Debt
	AT&T INC	4.5% 03/09/2048	1,989,000		2,184
	AT&T INC	8.75% 11/15/2031	821,000		1,218
	AT&T INC	3.5% 09/15/2053 144A	494,000		453
	AT&T INC	3.55% 09/15/2055 144A	560,000		513
	AT&T INC	3.65% 09/15/2059 144A	385,000		351
	Abbvie Inc	4.05% 11/21/2039	825,000		930
	Anheuser Busch Inbev World Inc	5.55% 01/23/2049	450,000		581
	Anheuser Busch Inbev World Inc	4.6% 06/01/2060	200,000		229
	BAT Capital Corp	2.259% 03/25/2028	325,000		322
	BAT Capital Corp	2.726% 03/25/2031	925,000		904
	BAT Capital Corp	3.734% 09/25/2040	125,000		121
	BAT Capital Corp	3.984% 09/25/2050	200,000		190
	BNP Paribas	4.375% 05/12/2026 144A	2,000,000		2,221
	Burlington No	5.72% 1/15/24	54,348		58
	BNP Paribas/Us Mtn Sr Prg Llc	4.25% 10/15/2024	1,600,000		1,779

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2020
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

BNP Paribas	4.375% 09/28/2025 144A	675000	748
BNP Paribas/Us Mtn Sr Prg Llc	4.625% 03/13/2027 14	200,000	226
Bank of America Funding Corp	4.2% 08/26/2024	400,000	442
Bank of America Funding Corp	4.25% 10/22/2026	2,025,000	2,293
Bank Of America Corporation	3.004%/VAR 12/20/2023	1,005,000	1,046
Bank Of America Corporation	2.496/VAR 02/13/2031	500,000	499
Bank One Corp	8.75% 09/01/2030	450,000	666
Barclays PLC (Ungtd)	4.375% 09/11/2024	525,000	573
Barclays PLC (Ungtd)	4.836% 05/09/2028	1,125,000	1,254
Bayer US Fin II LLC	4.25% 12/15/2025 144A	700,000	782
Bayer US Fin II LLC	4.375% 12/15/2028 144A	1,100,000	1,249
Boston PPTY Ltd Partnership	3.65% 02/01/26	2,275,000	2,490
Cigna Corp	3.75% 07/15/2023	215,000	230
Cigna Corp	4.125% 11/15/2025	425,000	476
Cigna Corp	7.875% 05/15/2027	234,000	309
CSX Transportation Inc	6.251% 1/15/23	94,731	103
CVS Health Corp	4.78% 03/25/2038	525,000	625
CVS Health Corp	5.05% 03/25/2048	775,000	955
CVS Health Corp	3.75% 04/01/2030	275,000	303
Capital One Financial Corp	4.2% 10/29/2025	775,000	862
Capital One Financial Corp	3.9% 01/29/2024	775,000	842
Cemex Sabde Cv	7.375% 06/05/2027 144A	2,500,000	2,836
Cemex Sabde Cv	5.2% 09/17/2030 144A	925,000	1,009
Charter Comm Oper LLC/Cap Corp	6.484% 10/23/2045	3,905,000	5,105
Charter Comm Oper LLC/Cap Corp	5.75% 04/01/2048	950,000	1,163
Coca Cola Co	3.45% 03/25/2030	500,000	557
Coca Cola Co	1.65% 06/01/2030	950,000	916
Cox Communications Inc	NEW 3.35% 09/15/26 144A	775,000	838
Cox Communications Inc	NEW 3.5% 08/15/2027 144A	1,500,000	1,632
Dell Intl/EMC Corp	6.1% 07/15/2027 144A	350,000	425
Diamond 1 Finance Corp / Diamond 2 Finance Corp	6	475,000	562
Dillard Dep	7.75% 7/15/26	210,000	241
Dillards Inc	7.75% 05/15/2027	125,000	144
Dillards Inc	7% 12/01/28	280,000	303
Dominion Resource Inc	5.75/VAR 10/01/2054	2,075,000	2,260
Dow Chemical	9.4% 5/39	1,700,000	2,911
Elanco Animal Health Inc Var	45166	250,000	269
Elanco Animal Health Inc Var	44435	250,000	253
Elanco Animal Health Inc Var	46993	575,000	650
Enel Fin Intl NV Company	6.8% 9/15/37 144A	1,300,000	1,848
Enel Fin Intl NV Company	6% 10/7/39 144A	825,000	1,107
Exxon Mobil Corp	4.227% 03/19/2040	625,000	714
Exxon Mobil Corp	3.452% 04/15/2051	545,000	558
Exxon Mobil Corp	2.61% 10/15/2030	775,000	794
Fedex Corp	4.05% 02/15/2048	500,000	550
Fedex Corp	5.25% 05/15/2050	300,000	391
Ford Motor Credit Co LLC	3.375% 11/13/2025	875,000	893
Ford Motor Credit Co LLC	5.875% 8/2/21	2,550,000	2584
Ford Motor Credit Co LLC	4.375% 8/6/23	450,000	474
Ford Motor Credit Co LLC	4.14% 02/15/2023	1,050,000	1,093
Ford Motor Credit Co LLC	3.813% 10/12/2021	900,000	911
Ford Motor Credit Co LLC	5.596% 01/07/2022	975,000	1,004
Ford Motor Credit Co LLC	4.063% 11/01/2024	525,000	552
HCA Inc	4.125% 06/15/2029	650,000	724
HSBC Holdings Plc	6.5% 05/02/2036	860,000	1,143
HSBC Holdings Plc	6.5% 09/15/2037	1,300,000	1,756
HSBC Holdings Plc	4.3% 03/08/2026	400,000	449
HSBC Holdings Plc	3.6% 05/25/2023	1,275,000	1,357
HSBC Holdings Plc	4.95% 03/31/2030	1,300,000	1,528

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2020
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

HSBC Holdings Plc Sofr	2.848/VAR 06/04/2031	600,000	604
Imperial Tobacco Finance	3.875% 07/26/2029 144A	1,200,000	1,293
Imperial Tobacco Finance	4.25% 07/21/2025 144A	3,050,000	3,359
JPMorgan Chase & Co	4.25% 10/01/2027	1,775,000	2,024
JPMorgan Chase & Co	3.797%/VAR 07/23/2024	1,250,000	1,337
JPMorgan Chase & Co	4.493%/VAR 03/24/2031	525,000	609
JPMorgan Chase & Co	2.522/VAR 04/22/2031	900,000	902
JPMorgan Chase & Co	2.956/VAR 05/13/2031	975,000	999
Kinder Morgan Energy	6.95% 1/15/38	1,050,000	1,428
Kinder Morgan Mtn	6.5% 9/01/39	1,575,000	2,072
Kraft Heinz Foods Co	5.5% 06/01/2050	300,000	369
Lloyds Banking Group Plc	4.582% 12/10/2025	500,000	559
Lloyds TSB Bank	4.5% 11/04/2024	1,445,000	1,606
Lloyds Bank Plc	4.65% 03/24/2026	850,000	957
Macys Retail Holdings Llc	6.7% 07/15/2034 144A	835,000	839
Myriad Int Holding Bv	5.5% 07/21/2025 144A	2,400,000	2,730
Myriad Int Holding Bv	4.85% 07/06/2027 144A	2,100,000	2,351
Nordstrom Inc	6.95% 3/15/28	125,000	142
Occidental Petroleum Corp	3.2% 08/15/2026	275,000	265
Occidental Petroleum Corp	2.9% 08/15/2024	2,900,000	2,864
Oracle Corp	2.95% 04/01/2030	525,000	540
Oracle Corp	3.6% 04/01/2040	425,000	430
Pemex Proj Fdg Master Tr	6.625% 06/15/2035	1,425,000	1,378
Petrobras Global Finance Bv	6.9% 03/19/2049	875,000	957
Petrobras Global Finance Bv	5.093% 01/15/2030	900,000	940
Petroleos Mexicanos	6.875% 08/04/2026	350,000	377
Petroleos Mexicanos	6.5% 03/13/2027	2,300,000	2,431
Petroleos Mexicanos	7.69% 01/23/2050	3,275,000	3,141
Petroleos Mexicanos	6.95% 01/28/2060	421,000	372
Provident Compa	7.25% 3/15/28	185,000	237
Rio Oil Finance Trust	7/06/2024 144A	1,902,840	2,114
Rio Oil Finance Trust	9.75% 01/06/2027 144A	1,405,944	1,654
Rio Oil Finance Trust	8.2% 04/06/2028 144A	1,164,000	1,327
Royal Bk Scotlnd Grp Plc	6.125% 12/15/2022	3,775,000	4,104
Southern Company	4%/VAR 01/15/2051	1,875,000	1,978
T-Mobile USA Inc	4.375% 04/15/2040 144A	375,000	416
T-Mobile USA Inc	4.5% 04/15/2050 144A	250,000	281
T-Mobile USA Inc	3.875% 04/15/2030 144A	1,175,000	1,277
Telecom Italia Capital Company	7.2% 7/18/36	425,000	536
Telecom Italia Capital Company	7.721% 6/4/38	1,275,000	1,699
Telecom Italia Capital Company	5.303% 05/30/2024 144A	1,500,000	1,640
Time Warner Cable Inc	7.3% 07/01/2038	800,000	1,123
Time Warner Cable Inc	4% 09/01/2021	760,000	763
Transcanada Trust	5.625/VAR 05/20/2075	1,450,000	1544
Transcanada Trust	5.875%/VAR 8/15/76	600,000	659
Transcanada Trust	5.3%/VAR 3/15/77	2,400,000	2,538
Transcanada Trust	5.5%/VAR 09/15/2079	1,725,000	1,847
Unum Group	6.75% 12/15/2028	75,000	95
Ultraparinternationl Sa	5.25% 10/06/2026 144A	700,000	749
Ultraparinternationl Sa	5.25% 06/06/2029 144A	1,250,000	1,301
Unicredit Spa	7.296%/VAR 04/02/2034	1,675,000	1,990
Unicredit Spa	5.459/VAR 06/30/2035 144A	750,000	808
Union Pacific 6 Tr	5.866% 7/02/30	195,025	229
Verizon Communications Inc	4.272% 01/15/2036	825,000	933
Vodafone Group PLC	7%/VAR 04/04/2079	1,375,000	1,662
Wells Fargo & Co New	4.1% 06/03/2026	675,000	754
Wells Fargo & Co Mtn	4.3% 07/22/2027	1,600,000	1,810
Wells Fargo Bk Natl Assn	3.55% 08/14/2023	1,175,000	1,257
Wells Fargo & Co New	5.013%/VAR 04/04/2051	925,000	1,196

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2020
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

Williams Cos Inc	3.5% 11/15/2030	875,000		937

Total Corporate Bonds			177,500	148,869

Mortgage Backed Securities
FHLG	5.50% 1/35 #G01749	20,844		24
FHLG	6.50% 12/32 #G01767	16,090		19
FHLG	6.00% 2/35 #G01777	686,945		804
FHLG	5.50% 3/34 #G01665	47,039		54
FHLG	6.50% 10/26 #G30305	10,299		11
FHLM	ARM 3.326% 9/33 #1B1150	24,210		25
FHLM	ARM 2.74% 4/36 #847671	12,814		14
FHLG	15YR 6.00% 8/21 #G12277	212		—
FHLG	30YR 6.5% 03/01/2038#	28,008		34
FHLG	7.00% 11/38 #G05603	7,923		10
FHLG	30YR 5.5% 07/01/2035#	31,111		36
FHLG	6.00% 1/38 #G06238	24,997		30
FHLG	6.00% 2/39 #G06570	32,278		38
FHLG	6.00% 1/39 #G06932	310,330		369
FHLG	5.50% 1/40 #G07074	498,259		580
FHLG	30YR 4.5% 09/01/2041#G07568	540,175		607
FHLG	30YR 4.5% 11/01/2043#G07596	417,902		473
FHLG	15YR 6% 11/01/2023#	5,433		6
FHLG	15YR 6.00% 3/23 #G13346	2,513		3
FHLG	15YR 6.00% 2/22 #G12758	1,279		1
FHLG	20YR 4% 11/01/2035#C91857	423,783		464
FHLG	20YR 3.5% 10/01/2035#C91853	643,306		693
FHLG	15YR 5% 08/23#J08788	61,987		64
FHLM	ARM 2.37% 1/36 #1H2581	14,168		15
FHLM	ARM 2.60% 3/37 #1G2667	9,085		10
FHLM	ARM 5.31% 7/37 #1G2080	24,613		26
FHLM	ARM 5.23% 2/38 #1Q0479	9,342		10
FHLM	ARM 4.93% 6/38 #1Q0556	9,323		10
FHLM	ARM 4.91% 4/38 #1Q0557	10,086		11
FHLM	ARM 5.09% 4/38 #1Q0558	14,587		15
FHLM	ARM 0% 07/38#1Q1400	106,251		112
FHLG	6.50% 9/37 #H09070	2,969		3
FHLG	6.00% 6/38 #H09203	972		1
FHLM	ARM 5.43% 10/38 #848349	11,779		12
FHLM	ARM 2.54% 01/01/2042#849254	92,285		97
FHLM	ARM 0% 01/45#849625	195,218		201
FHLM	ARM 0% 05/44#2B2591	225,548		232
FHLM	ARM 2.896% 02/01/45#2B3797	193,612		200
FHLG	15YR 3.5% 06/01/2034#SB0019	2,403,626		2,568
FHLG	30YR 2.5% 11/01/2050#SD7530	6,011,388		6,231
FHLG	30YR 4.5% 03/47#V83108	1,000,037		1,101
FHLG	30YR 4.5% 06/01/2047#Q48869	800,896		884
FHLG	30YR 4.5% 02/45#G60034	549,510		614
FHLG	30YR 4.5% 03/47#G61080	3,278,602		3,627
FHLG	30YR 2% 07/01/2050#	8,208,139		8,268
FHLG	30YR 2% 09/01/2050#RA3454	1,205,353		1,212
FHLG	30YR 2% 12/01/2050#RA4119	4,036,360		4,069
FHLM	ARM 0% 08/46#840380	471,707		490
FHLM	ARM 0% 05/45#840402	1,047,249		1,085
FHLM	ARM 2.37% 2/34 #781274	15,670		16
FHLM	ARM 0% 09/36#782735	103,528		109
Federal Natl Mtg Assn	GTD REM PA 1ML+ 12/25/2043	349,842		353
FNMA	7.00% 11/37 #256985	16,957		21
FNMA	6.50% 2/38 #310048	11,037		13

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2020
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

Federal Home Loan Mtg	MLT CTF GT VAR 12/15/2043	304,961	334
Federal Home Loan Mtg	MLT CTF GT VAR 3/15/2044	616,892	691
Federal Home Loan Mtg	MLT CTF GT VAR 3/25/2026	674,627	39
Federal Home Loan Mtg	MLT CTF GT VAR 5/25/2026	286,725	16
Federal Home Loan Mtg	MLT CTF GT CSTR 04/25/2027	2,695,472	99
Federal Home Loan Mtg	MLT CTF GT CSTR 6/25/2027	2,315,606	95
Federal Home Loan Mtg	MLT CTF GT CSTR 7/25/2027	6,094,406	202
Federal Home Loan Mtg	MLT CTF GT K090 X1 VAR 2/25/2002	16,343,339	843
Federal Home Loan Mtg	MLT CTF GT X1 CSTR 1/25/2030	7,334,109	846
FNMA	6.00% 3/33 #555285	33,064	38
FNMA	ARM 5.79% 11/37 #AL0144	2,547	3
FNMA	ARM 5.125 10/38 #AL1043	17,006	18
FNMA	15YR 5.00% #AL2439	41,168	43
FNMA	15YR 4.5% #AL4147	118,588	125
FNMA	20YR 4.5% #AL4165	1,359,700	1,511
FNMA	ARM 0% 02/44#AL4831	275,517	288
FNMA	ARM 2.99% 02/01/2044#AL4980	192,682	201
FNMA	ARM 2.569% 04/01/2044#AL5129	202,513	212
FNMA	30YR 4.5% #AL5441	423,318	476
FNMA	30YR 4.5% 07/01/2042#AL5749	494,648	556
FNMA	ARM 2.719% 10/01/2044#AL5968	508,626	526
FNMA	30YR 4.641% 07/21#AL6137	25,584	26
FNMA	15YR 3.5% 12/01/2029#AL7205	327,508	352
FNMA	30YR 4.5% 09/42#AL7306	737,672	829
FNMA	30YR 4.5% 09/45#AL7384	378,113	422
FNMA	30YR 4.5% 02/46#AL9781	686,443	772
FNMA	15YR 3.5% 09/01/2031#AL9063	850,348	918
FNMA	30YR 4.5% 02/01/2046#AL9128	149,673	168
FNMA	30YR 4.5% #AL9407	218,796	246
FNMA	ARM 0% 11/01/2046#	831,314	865
FNMA	30YR 4.5% 07/46#AL8816	554,147	618
FNMA	ARM 4.031% 04/01/2042#	169,972	179
FNMA	ARM 12ML+1.565 03/01/2043#AR6900	409,956	424
FNMA	ARM 2.907% 09/01/2044#AT7040	39,809	41
FNMA	ARM 0% 05/44#AW4688	89,508	92
FNMA	ARM 2.764% 12/01/2044#AX2197	184,634	191
FNMA	30YR 4% 10/45#AZ4765	3,317,014	3,641
FNMA	5.50% 2/33 #677709	33,459	38
FNW	2003-W2 1A2 7% 7/42	46,937	56
FNW	2004-W2 5A 7.5% 3/44	20,987	24
FNW	2004-W8 3A 7.5% 6/44	16,254	19
FNW	2005-W1 1A3 7 10/44	40,181	48
FNR	2009-53 QM 5.5 5/39	4,333	4
Federal Natl Mtg Assn	GTD REM PA 5.0% 05/25/2037	110,836	122
FNW	2007-W10 1A CSTR 8/47	49,850	57
FNW	2007-W10 2A CSTR 8/47	14,361	16
FHR	3312 AB 6.5 6/32	15,367	18
FNR	2008-24 GD 6.5 3/37	4,541	5
FNR	2009-40 TB 6 6/39	17,200	20
FNR	2010-123 WT 7% 11/40	168,287	200
Federal Natl Mfg Assn	GTD REM PA 3.5% 12/25/2030	1,053,201	1,116
FNMA	5.50% 2/34 #725206	11,250	13
FNMA	6.00% 3/34 #725228	129,133	150
FNMA	6.00% 3/34 #725330	171,166	199
FNMA	6.50% 12/32 #735415	75,872	88
FNMA	ARM 4.83% 8/35 #735869	7,602	8
FNMA	ARM 2.53% 1/36 #745303	10,744	11
FNMA	6.00% 6/35 #745398	18,743	22
FNMA	6.00% 4/34 #745942	22,003	26

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2020
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

FNMA	ARM 2.20% 8/35 #832257	15,468	16
FNMA	30YR 4.5% 02/01/2041#BF0199	3,124,886	3,498
FNMA	ARM 0% 10/47#BH9347	292,823	305
FNMA	30YR 4.5% 06/01/2048#BJ9262	1,333,271	1,455
FNMA	30YR 4.5% 01/43#BM1357	622,299	700
FNMA	ARM 3.331% 03/01/2048#BM3572	1,407,991	1,470
FNMA	30YR 4% 02/01/2047#BM3386	1,669,302	1,832
FNMA	ARM 3.359% 10/01/2049#BM6149	1,066,204	1,112
FNMA	30YR 3.5% 08/01/2049#BN7702	4,148	4
FNMA	30YR 4.5% 11/01/2048#CA2643	825,954	901
FNMA	30YR 2.5% 07/01/2050#CA6271	6,268,395	6,495
FNMA	30YR 2.5% 07/01/2050#CA6329	7,643,681	7,931
FNMA	30YR 2.5% 07/01/2050#CA6398	3,981,665	4,132
FNMA	30YR 2% 09/01/2050#CA6925	6,429,219	6,466
FNMA	30YR 2% 02/01/2051#FM5997	2,480,188	2,499
FNMA	15YR 6.00% 3/22 #888291	2,334	2
FNMA	15YR 6.00% 4/22 #888365	649	1
FNMA	15YR 6.00% 12/21 #888136	883	1
FNMA	15YR 5.50% 1/22 #888262	464	—
FNMA	15YR 6.00% 8/22 #888631	2,144	2
FNMA	6.50% 11/37 #888891	17,302	21
FNMA	30YR 6.00% 3/36 #888956	47,845	55
FNMA	15YR 6.00% 3/23 #889390	6,045	6
FNMA	7.00% 12/37 #889886	22,879	28
FNMA	ARM 2.979% 2/37 #907860	7,956	8
FNMA	15YR 6.00% 9/21 #936482	51	—
FNMA	6.00% 8/37 #995487	16,483	19
FNMA	5.50% 9/36 #995575	12,834	15
FNMA	15YR 5.50% 3/24 #995597	3,375	3
FNMA	ARM 5.289 10/38 #995005	3,286	3
FNMA	6.00% 5/36 #995212	54,687	64
FNMA	15YR 5.50% 10/23 #995405	21,688	23
FNMA	6.50% 12/38 #995694	11,119	13
FNMA	5.50% 9/36 #995788	205,193	235
FNMA	20YR 4.0% 11/1/30 #AB1763	160,268	174
FNMA	20YR 4.0% 03/01/2034#MA1814	1,012,054	1,107
FNMA	20YR 4.0% 09/01/2034 #MA2055	708,167	776
FNMA	20YR 4.0% 01/01/2035#MA2141	879,584	964
FNMA	20YR 4.0% 07/01/2035#MA2366	530,822	581
FNMA	20YR 3.5% 04/37#MA2962	858,299	921
FNMA	30YR 5% 03/01/2049#MA3617	554,353	614
FNMA	20YRS 4.00% 9/31 #MA3894	312,845	340
FNMA	5.50% 9/38 #AD0198	78,331	91
FNMA	5.50% 4/37 #AD0249	97,951	112
FNMA	15YR 5.50% 1/24 #AD0284	506	1
FNMA	5.50% 12/39 #AD0494	14,915	17
FNMA	5.50% 9/39 #AD0650	12,157	14
FNMA	5.50% 6/36 #AD0663	76,646	88
FNMA	5.50% 7/35 #AD0931	25,844	30
FNMA	15YR 5.50% 1/25 #AE0875	15,014	16
FNMA	6.50% 9/38 #AE0012	52,360	63
FNMA	15YR 5.50% 8/24 #AE0379	2,994	3
FNMA	15YR 5.50% 10/24 #AE0380	19,830	21
FNMA	15YR 5.50% 12/24 #AE0381	46,303	48
FNMA	15YR 5.50% 10/24 #AE0382	12,266	13
FNMA	6.50% 1/39 #AE0442	55,273	66
FNMA	15YR 5.50% 5/24 #AE0620	14,785	15
Government Nat Mtg Assn	HECM 12ML+15 12/20/2067	2,352,468	2,332
Government Nat Mtg Assn	HECM 2018-H02 FM 12ML+10 0	1,835,687	1,814

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2020
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

Government Nat Mtg Assn	HECM 12ML + 09/20/2067	2,051,485	2,045
GNR	2018-H05 FE 12ML+7 02/68	3,096,256	3,059
Government Nat Mtg Assn	HECM 2018-H09 FA 12ML+ 04/	1,618,655	1,632
Government Nat Mtg Assn	HECM 2019-H04 FA 12ML+29 0	1,706,282	1,701
Government Nat Mtg Assn	HECM 1ML+35 05/20/2069	1,269,274	1,270
Government Nat Mtg Assn	HECM 12ML+ 05/20/2069	10,934,886	10,972
Small Business Administration	SBAP 2007-20D 1 5.32% 4/27	23,203	25
US Dept Veteran Affairs	GTD REMI PASS 7.5% 06/15/2027	35,629	40
UMBS	30YR 2.5% 06/01/2051 #TBA	26,220,000	26,933

Total Mortgages Backed Securities			152,394

U.S. Government Securities (Municipal Bonds & Govt Obligations)
California State	7.3% 10/01/39	410,000	639
California State	7.625% 03/01/40	785,000	1,278
Illinois State	TAXMUNI 5.1% 6/01/33	1,650,000	1,867
New Jersy St Turnpike Auth.	NJSTRN 01/41 Fixed 7.102%	1,070,000	1,664
US Treasury Bond	1.625% 11/15/2050	3,000,000	2,542
US Treasury Bond	1.875% 02/15/2051	6,550,000	5,902
UST Notes	0.875% 11/15/2030	7,855,000	7,314
UST Notes	1.125% 02/15/2031	3,170,000	3,014
UST Notes	0.5% 02/28/2026	6,225,000	6,115
UST Notes	0.75% 03/31/2026	10,000,000	9,934

Total U.S. Government Securities			40,267

Asset-Backed Securities
BNSF Railway Company	06-2 5.629% 4/01/24	59,938	64
BNSF Railway Company	5.996% 4/01/24	165,154	183
Federal Express	98-1A 6.72 7/15/23	8,118	8
SLC Student Loan Trust	3ML+ 02/15/2045	10,920,290	10,549
SLC Student Loan Trust	2007 1 A5 3ML+9 05/15/2037	1,603,000	1,544
SLM Student Loan Trust	3ML+ 07/25/2040	8,449,000	8,224
GSBA	5.78% 12/1/21	2,154	2
Small Business Administration	SBAP 2005-20E 1 4.84 5/25	7,400	8
Small Business Administration	SBAP 2005-20G 1 4.75 7/25	7,744	8
Small Business Administration	SBAP 2005-20I 1 4.76% 9/25	9,724	10
Small Business Administration	SBAP 2006-20A 1 5.21 1/26	8,310	9
Small Business Administration	SBAP2006-20C 1 5.57 3/26	11,540	12
Small Business Administration	SBAP 2006-20G 1 6.07% 7/26	19,594	21
Small Business Administration	SBAP 2007-20A 1 5.32 1/27	17,584	19
Small Business Administration	SBAP2007-20C 1 5.23 3/27	28,027	30
Small Business Administration	SBAP 2007-20G 1 5.82 7/27	18,883	20
Union Pacific	07-3 6.176% 1/2/31	154,901	188

Total Asset backed securities			20,901

Cash Equivalents
State Street Bank & Trust Co	Short Term Investment Fund	33,487,318	33,487

Receivables			79,408

Liabilities			(56,331)

Other			—

TOTAL SEPARATE ACCOUNT			423,409

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2020
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

PARTICIPANT LOANS	Interest rates ranging from 2.23% to 9.50%	106,453

TOTAL INVESTMENTS PER FORM 5500		$17,372,641

* Party-in-interest as defined by ERISA.
^ Participant directed investment cost not required to be included

EXHIBITS

Exhibit Nunber	Description of Exhibit

23.1	Consent of Grant Thornton Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

Date June 22, 2021	/s/ Christine L. Cavallo
Chevron Corporation, Plan Administrator
By: Christine L. Cavallo Assistant Secretary Chevron Corporation